                                   EXHIBIT 28


              UNIPROP MANUFACTURED HOUSING COMMUNITIES INCOME FUND
                            1999 PROPERTY APPRAISALS

Cushman & Wakefield recently completed market value appraisals of UMHCIF's four properties as of March 1999. The table below sets forth certain appraisal information for each property, as well as relevant comparisons:


                                              MARCH 99         MARCH 98       VARIANCE
PROPERTY                                     APPRAISALS       APPRAISALS         IN %

Aztec Estates, FL                           $21,100,000       $21,000,000        0.5%
Kings Manor, FL                              10,700,000        10,400,000        2.9%
Old Dutch Farms, MI                          10,000,000         9,700,000        3.1%
Park of Four Seasons, MN                     15,500,000        14,700,000        5.4%
                                            -----------       -----------       -----
GRAND TOTAL:                                $57,300,000       $55,800,000        2.7%

Other Comparisons versus March 1999 Appraisal:

Original Cash Purchase Price of Properties:  26,400,000                       +117.0%



                     1999 ESTIMATED NET ASSET VALUE OF UNITS

Based on the March 1999 appraisal of the Partnership's properties, the General Partner has calculated the estimated net asset value of each unit, based on the following assumptions:

-       Sale of the Properties in March 1999 for there appraised value.
-       Costs and selling expenses are 3.0% of the sale price.
-       Amount payable to creditors other than the mortgage debt, is negligible.
-       Tax consequences of a sale are not taken into consideration.

Calculations:

March 1999 appraised value of the properties:                 $57,300,000
                                                              -----------

Minus:   Costs and selling expenses (3.0%):                     1,719,000
         Mortgage Debt:                                        33,119,108
         Sellers' Contingent Purchase Price:                    1,970,000*
                                                              -----------

Net Sale Proceeds:                                            $20,491,892
                                                              ===========
Limited Partners' Share of Net Sales Proceeds (80.0%)         $16,393,514

ESTIMATED CURRENT NET ASSET VALUE PER UNIT:                   $       546
                                                              ===========


* Reflects the $1,500,000 partial payment of Contingent Purchase Price which was paid on May 15, 1997 out of operating cash reserves.